Mail Stop 4561

June 22, 2009

By U.S. Mail and facsimile to (310)888-6704

Christopher J. Carey
Executive Vice President and Chief Financial Officer
City National Corporation
City National Center
400 North Roxbury Dr.
Beverly Hills, CA 90210

> **Re: City National Corporation**
> **Form 10-K for the year ended December 31, 2008**

Dear Mr. Carey:

    We have reviewed your response, which was filed on May 13, 2009, to our April 29, 2008 comment letter and have the following additional comments.

Form 10-K

Commercial and Lease Financing, page 67

1.   Please refer to your response to comment 3 of our April 23, 2009 comment letter. We agree that the primary risks for shared national credits are related to agent banks and your ability to monitor them. In future filings, please provide an expanded discussion of your procedures for monitoring agent banks.

Form 8-K filed April 23, 2009

2.   Please refer to your response to comment 9 of our April 23, 2009 comment letter and revise your future filings to specifically label all non-GAAP measures as such wherever presented, to provide a cross reference to the reconciliation of GAAP measures to non-GAAP measures, as applicable, and to provide a discussion of <u>why</u> management believes the non-GAAP measures are meaningful. To the extent you reference non-GAAP measures in your Forms 10-Q in the future, as you did for the quarter ended March 31, 2009, ensure you include all related disclosures requested under this comment.

Form 10-Q for the period ended March 31, 2009

Note 3. Investment Securities, page 13

3.   Please tell us and revise future filings to disclose how you considered the requirements of paragraph 15 of SFAS 115, which states that transfer into or from

the trading category should be rare, in determining that a transfer of securities from available for sale to trading was appropriate.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief